As Filed Electronically with the Securities and Exchange Commission on July 31,
                                     2001

                          Registration No. 333-46272

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-8
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                            SONIC AUTOMOTIVE, INC.
            (Exact name of Registrant as Specified in Its Charter)

         Delaware                                  56-2010790
         (State or Other Jurisdiction of           (I.R.S. Employer
         Incorporation or Organization)            Identification No.)

         5401 East Independence Blvd.              28212
         P.O. Box 18747                            (Zip Code)
         Charlotte, North Carolina
         (Address of Principal Executive Offices)

                            SONIC AUTOMOTIVE, INC.
        1997 STOCK OPTION PLAN AMENDED AND RESTATED AS OF JUNE 5, 2000
                           (Full Title of the Plan)

                              Mr. O. Bruton Smith
                     Chairman and Chief Executive Officer
                            Sonic Automotive, Inc.
                         5401 East Independence Blvd.
                                P.O. Box 18747
                        Charlotte, North Carolina 28212
                                (704) 532-3320
(Name, Address and Telephone Number, including Area Code, of Agent for Service)

                                  Copies to:

                              Peter J. Shea, Esq.
                     Parker, Poe, Adams & Bernstein L.L.P.
                      401 South Tryon Street, Suite 3000
                        Charlotte, North Carolina 28202
                           Telephone: (704) 372-9000

                                CALCULATION OF REGISTRATION FEE

    Title of               Amount          Proposed Maximum     Proposed Maximum    Amount of
   Securities               to be              Offering            Aggregate       Registration
      to be              Registered/1/          Price               Offering           Fee/1/
   Registered                                Per Share/1/           Price/1/
Class A                  Not Applicable     Not Applicable       Not Applicable   Not Applicable
Common Stock
($0.01 par value)

        (1) A registration fee of $3,737.25 was paid with the initial filing of this Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 21, 2000. No additional shares are being registered under this post-effective amendment.

        This Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 initially filed by the Registrant on September 21, 2000 (File No. 333-46272) contains a Reoffer Prospectus relating to certain resales of Control Shares prepared in accordance with the requirements of General Instruction C to Form S-8.

                                  PROSPECTUS

                            SONIC AUTOMOTIVE, INC.

                               2,414,518 SHARES
                             CLASS A COMMON STOCK
                               ($.01 Par Value)

                            SONIC AUTOMOTIVE, INC.
              FORMULA STOCK OPTION PLAN FOR INDEPENDENT DIRECTORS

                            SONIC AUTOMOTIVE, INC.
     EMPLOYEE STOCK PURCHASE PLAN AMENDED AND RESTATED AS OF JUNE 5, 2000

                            SONIC AUTOMOTIVE, INC.
        1997 STOCK OPTION PLAN AMENDED AND RESTATED AS OF JUNE 5, 2000

                         FIRSTAMERICA AUTOMOTIVE, INC.
      1997 STOCK OPTION PLAN AMENDED AND RESTATED AS OF DECEMBER 10, 1999

     The selling security holders identified in this Prospectus may periodically offer and sell the shares of our Class A common stock being offered under this Prospectus. These shares have been or will be issued upon the exercise of stock options that have been granted to the selling security holders pursuant to our Formula Stock Option Plan For Independent Directors, our Employee Stock Purchase Plan Amended and Restated as of June 5, 2000, our 1997 Stock Option Plan Amended and Restated as of June 5, 2000, and our FirstAmerica Automotive, Inc. 1997 Stock Option Plan Amended and Restated as of December 10, 1999. We are registering the offer and sale of these shares to allow the selling security holders to freely trade their shares. We will not receive any of the proceeds from the sale of the selling stockholders' shares. We do not know when the proposed sale of the shares by the selling security holders will occur. See "Use of Proceeds," "Selling Security Holders" and "Plan of Distribution."

     The Class A common stock is traded on the New York Stock Exchange under the symbol "SAH." The last NYSE sale price of the Class A common stock on July 27, 2001 was $17.40 per share. You are urged to obtain current market data.

     See "Risk Factors" beginning on page 4 for a discussion of certain factors to be considered by purchasers of the Shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     You should rely only on the information contained in this Prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This Prospectus is not an offer to sell the shares and is not soliciting an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this Prospectus or any of its supplements is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since that date.

                 The date of this Prospectus is July 30, 2001

                               TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION ABOUT SONIC..........................................................................   2

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS...................................................................   3

THE COMPANY..............................................................................................................   4

RISK FACTORS.............................................................................................................   4

USE OF PROCEEDS..........................................................................................................   19

SELLING SECURITY HOLDERS.................................................................................................   19

PLAN OF DISTRIBUTION.....................................................................................................   20

RECENT DEVELOPMENTS......................................................................................................   21

DESCRIPTION OF CAPITAL STOCK.............................................................................................   21

CERTAIN MANUFACTURER RESTRICTIONS........................................................................................   26

EXPERTS..................................................................................................................   27

                WHERE YOU CAN FIND MORE INFORMATION ABOUT SONIC

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. These reports and information relate to our business, financial condition and other matters. You may read and copy these reports, proxy statements and other information at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Commission's Public Reference Room in Washington, D.C. by calling the Commission at 1-800-SEC-0330. Copies may be obtained from the Commission by paying the required fees. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding us and other registrants that file electronically with the Commission. The Commission's web site is http://www.sec.gov. Information that we file with the Commission may also be read and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to documents we have previously filed with the Commission. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below, documents incorporated by reference elsewhere in this prospectus, and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until selling security holders sell all the shares that they may be allowed to offer from time to time in the future hereunder or we decide to terminate this offering earlier:

           (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 1-13395);

           (2) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001.

           (3)     Our Definitive Proxy Statement dated April 4, 2001; and

           (4) The description of our Class A common stock contained in our registration statement on Form 8-A, as amended, filed with the Commission pursuant to Section 12 of the Exchange Act.

     We will provide upon request a free copy of any or all of the documents incorporated by reference in this prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference) to anyone who receives this prospectus. Written or telephone requests should be directed to Mr. Todd Atenhan, Director of Investor Relations, P. O. Box 18747, Charlotte, North Carolina 28218, Telephone

(888) 766-4218.

     This prospectus is a part of our registration statements on Form S-8 filed with the Commission. This prospectus does not contain all of the information set forth in the registration statements and the exhibits to the registration statements. Statements about the contents of contracts or other documents contained in this prospectus or in any other filing to which we refer you are not necessarily complete. You should review the actual copy of these documents filed as exhibits to the registration statements or such other filing. You may obtain a copy of the registration statements and the exhibits filed with them from the Commission at any of the locations listed above.

            CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains statements that constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include words such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals are also forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Litigation Securities Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. These statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations, or those of our directors or officers, with respect to, among other things:

          .      our potential acquisitions;
          .      trends in our industry;
          .      our financing plans;
          .      the effect of the Internet on our business and our ability to implement our Internet business strategy;
          .      trends affecting our financial condition or results of
                 operations; and
          .      our business and growth strategies.

     You are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Among others, factors that could materially adversely affect actual results and performance include:

          .      local and regional economic conditions in the areas we serve;
          .      the level of consumer spending;
          .      our relationships with manufacturers;
          .      high competition;
          .      site selection and related traffic and demographic patterns;
          .      inventory management and turnover levels;
          .      the effect of the Internet on our business;
          .      realization of cost savings; and
          .      our success in integrating recent and potential future
                 acquisitions, including integration of acquired information systems.

                                  THE COMPANY

     Sonic is the second largest automotive retailer in the United States, as measured by total revenue, operating dealerships and collision repair centers in several metropolitan areas of the southeastern, midwestern, mid-Atlantic, western and southwestern United States. We sell new and used cars, light trucks and replacement parts and provide vehicle maintenance, warranty, paint and repair services. We also arrange related extended warranty and financing and insurance for our automotive customers.

     Our Class A common stock is traded on the New York Stock Exchange under the trading symbol "SAH." Our principal executive offices are located at 5401 East Independence Blvd., Charlotte, North Carolina 28212, Telephone (704) 532-3320. We were incorporated in Delaware in 1997.

                                 RISK FACTORS

     You should carefully consider and evaluate all of the information in this Prospectus, including the risk factors set forth below, before investing in the shares being offered.

     Our significant indebtedness could materially adversely affect our financial health and prevent us from fulfilling our financial obligations.

     As of March 31, 2001, our total outstanding indebtedness was approximately $1,150.9 million, including the following:

     . $373.0 million under a revolving credit agreement with Ford Motor Credit Company ("Ford Motor Credit") and Chrysler Financial Company, LLC ("Chrysler Financial") (the "Revolving Facility") with a borrowing limit of $500 million, subject to a borrowing base calculated on the basis of our receivables, inventory and equipment and a pledge of certain additional collateral by an affiliate of Sonic (See "Recent Developments" for information regarding the Revolving Facility);

     . $481.7 million under a standardized secured inventory floor plan facility (the "Ford Floor Plan Facility") with Ford Motor Credit;

     . $110.2 million under a standardized secured floor plan facility (the "Chrysler Floor Plan Facility") with Chrysler Financial;

     . $52.1 million under a standardized secured floor plan facility (the "GMAC Floor Plan Facility" and together with the Ford Floor Plan Facility and the Chrysler Floor Plan Facility, the "Floor Plan Facilities") with General Motors Acceptance Corporation ("GMAC");

     . $121.3 million in 11% Senior Subordinated Notes due 2008 representing $125.0 million in aggregate principal amount less unamortized discount of approximately $3.7 million; and

     . $12.6 million of other secured debt, including $4.6 million under a revolving real estate acquisition and new dealership construction line of credit (the "Construction Loan") and a related mortgage refinancing facility (the "Permanent Loan" and together with the Construction Loan, the "Mortgage Facility") with Ford Motor Credit.

     As of March 31, 2001, we had approximately $60.1 million available for additional borrowings under the Revolving Facility, based on a borrowing base calculated on the basis of our receivables, inventory and equipment and certain additional collateral pledged by an affiliate of Sonic. We also had approximately $95.4 million available for additional borrowings under the Mortgage Facility for real estate acquisitions and new dealership construction. We also have significant additional capacity under the Floor Plan Facilities. In addition, the indentures relating to our senior subordinated notes and other debt instruments allow us to incur additional indebtedness, including secured indebtedness.

     The degree to which we are leveraged could have important consequences to the holders of our securities, including the following:

     . our ability to obtain additional financing for acquisitions, capital the future;

     . a substantial portion of our current cash flow from operations must be dedicated to the payment of principal and interest on our senior subordinated notes, borrowings under the Revolving Facility and the Floor Plan Facilities and other indebtedness, thereby reducing the funds available to us for our operations and other purposes;

     . some of our borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates;

     . the indebtedness outstanding under our credit facilities is secured by a pledge of substantially all the assets of our dealerships; and

     . we may be substantially more leveraged than some of our competitors, which may place us at a relative competitive disadvantage and make us more vulnerable to changing market conditions and regulations.

     In addition, our debt agreements contain numerous covenants that limit our discretion with respect to business matters, including mergers or acquisitions, paying dividends, incurring additional debt, making capital expenditures or disposing of assets.

Our future operating results depend on our ability to integrate our operations with recent acquisitions.

     Our future operating results depend on our ability to integrate the operations of our recently acquired dealerships, as well as dealerships we acquire in the future, with our existing operations. In particular, we need to integrate our systems, procedures and structures, which can be difficult. Our growth strategy has focused on the pursuit of strategic acquisitions that either expand or complement our business. We acquired 19 dealerships in 1998, 72 during 1999, and 11 in 2000 and 5 to date in 2001.

     We cannot assure you that we will effectively and profitably integrate the operations of these dealerships without substantial costs, delays or operational or financial problems, including as a result of:

     . the difficulties of managing operations located in geographic areas where we have not previously operated;

     . the management time and attention required to integrate and manage newly acquired dealerships;

     .     the difficulties of assimilating and retaining employees; and

     .     the challenges of keeping customers.

     These factors could have a material adverse effect on our financial condition and results of operations.

Risks associated with acquisitions may hinder our ability to increase revenues and earnings.

     The automobile retailing industry is considered a mature industry in which minimal growth is expected in industry unit sales. Accordingly, our future growth depends in large part on our ability to acquire additional dealerships, as well as on our ability to manage expansion, control costs in our operations and consolidate both past and future dealership acquisitions into existing operations. In pursuing a strategy of acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

     . incurring significantly higher capital expenditures and operating expenses;

     . failing to assimilate the operations and personnel of the acquired dealerships;

     .     entering new markets with which we are unfamiliar;

     .     potential undiscovered liabilities at acquired dealerships;

     .     disrupting our ongoing business;

     .     diverting our limited management resources;

     .     failing to maintain uniform standards, controls and policies;

     . impairing relationships with employees, manufacturers and customers as a result of changes in management;

     . causing increased expenses for accounting and computer systems, as well as integration difficulties; and

     . failure to obtain a manufacturer's consent to the acquisition of one or more of its dealership franchises.

     We may not adequately anticipate all of the demands that our growth will impose on our systems, procedures and structures, including our financial and reporting control systems, data processing systems and management structure. If we cannot adequately anticipate and respond to these demands, our business could be materially harmed.

     Failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating the acquired dealership.

     Installing new computer systems has disrupted existing operations in the past as management and salespersons adjust to new technologies. We cannot assure you that we will overcome these risks or any other problems encountered with either our past or future acquisitions.

Automobile manufacturers exercise significant control over our operations and we are dependent on them to operate our business.

     Each of our dealerships operates pursuant to a franchise agreement with the applicable automobile manufacturer or manufacturer authorized distributor. We are significantly dependent on our relationships with these manufacturers. Without a franchise agreement, we cannot obtain new vehicles from a manufacturer.

     Vehicles manufactured by the following manufacturers accounted for the indicated approximate percentage of our new vehicle revenue for the three months ended March 31, 2001:

                                           Percentage of Historical
                                           New Vehicle Revenues for
                                           the Three Months Ended
               Manufacturer                March  31, 2001
               ------------                ---------------

               Ford                               16.7%
               Honda                              13.6%
               Toyota                             11.5%
               BMW                                11.1%
               General Motors                     11.0%
               Chrysler                            9.6%
               Nissan                              5.8%
               Lexus                               5.6%

     No other manufacturer accounted for more than 5% of our new vehicle sales during the first three months of 2001. A significant decline in the sale of Ford, Honda, Chrysler, General Motors, BMW, Toyota, Nissan or Lexus new vehicles could have a material adverse effect on our revenue and profitability.

     Manufacturers exercise a great degree of control over the operations of our dealerships. Each of our franchise agreements provides for termination or non-renewal for a variety of causes, including any unapproved change of ownership or management and other material breaches of the franchise agreements.

     Manufacturers may also have a right of first refusal if we seek to sell dealerships. We believe that we will be able to renew at expiration all of our existing franchise agreements, other than our Oldsmobile franchise agreements. General Motors is phasing out the Oldsmobile division, which will not materially affect us.

     . We cannot assure you that any of our existing franchise agreements will be renewed or that the terms and conditions of such renewals will be favorable to us.

     . If a manufacturer is allowed under state franchise laws to terminate or decline to renew one or more of our significant franchise agreements, this action could have a material adverse effect on our results of operations.

     . Actions taken by manufacturers to exploit their superior bargaining position in negotiating the terms of renewals of franchise agreements or otherwise could also have a material adverse effect on our results of operations.

     . Manufacturers allocate their vehicles among dealerships generally based on the sales history of each dealership. Consequently, we also depend on the manufacturers to provide us with a desirable mix of popular new vehicles. These popular vehicles produce the highest profit margins and tend to be the most difficult to obtain from the manufacturers.

     . Our dealerships depend on the manufacturers for certain sales incentives, warranties and other programs that are intended to promote and support dealership new vehicle sales. Manufacturers have historically made many changes to their incentive programs during each year. A reduction or discontinuation of a manufacturer's incentive programs may materially adversely affect our profitability. Some of these programs include:

                     .       customer rebates on new vehicles;

                     .       dealer incentives on new vehicles;

                     .       special financing or leasing terms;

                     .       warranties on new and used vehicles; and

                     . sponsorship of used vehicle sales by authorized new vehicle dealers.

Adverse conditions affecting one or more manufacturers may negatively impact our profitability.

     The success of each of our dealerships depends to a great extent on the manufacturers':

     .     financial condition;

     .     marketing;

     .     vehicle design;

     .     production capabilities;

     .     management; and

     .     labor relations.

     Nissan, Dodge (a Chrysler brand) and Volvo have had significant difficulty in the U.S. market in the recent past. If any of our manufacturers, particularly Ford, Honda, Chrysler, GM, BMW, Toyota, Nissan, or Lexus were unable to design, manufacture, deliver and market their vehicles successfully, the manufacturer's reputation and our ability to sell the manufacturer's vehicles could be adversely affected.

     Events such as strikes and other labor actions by unions, or negative publicity concerning a particular manufacturer or vehicle model, may materially and adversely affect our results of operations. Similarly, the delivery of vehicles from manufacturers later than scheduled, which may occur particularly during periods when new products are being introduced, can reduce our sales. Although we have attempted to lessen our dependence on any one manufacturer by establishing dealer relationships with a number of different domestic and foreign automobile manufacturers, adverse conditions affecting manufacturers, Ford, Honda, Chrysler, GM, BMW, Toyota, Nissan or Lexus in particular, could have a material adverse effect on our results of operations. For example, in June 1998, the United Auto Workers went on strike at two GM facilities in Flint, Michigan. The strike lasted 53 days, causing 27 GM manufacturing facilities to shut down during the strike and severely affecting production of GM vehicles during the strike. In the event of another strike, we may need to purchase inventory from other automobile dealers at prices higher than we would be required to pay to the affected manufacturer in order to carry an adequate level and mix of inventory. Consequently, strikes or other adverse labor actions could materially adversely affect our profitability.

Manufacturer stock ownership/issuance restrictions limit our ability to issue additional equity to meet our financing needs.

     Standard automobile franchise agreements prohibit transfers of any ownership interests of a dealership and its parent and, therefore, often do not by their terms accommodate public trading of the capital stock of a dealership or its parent. Our manufacturers have agreed to permit trading in Sonic's Class A common stock. A number of manufacturers impose restrictions on the transferability of the Class A common stock.

     . Honda may force the sale of our Honda or Acura franchises if (1) an automobile manufacturer or distributor acquires securities having 5% or more of the voting power of Sonic's securities, (2) an individual or entity that has either a felony criminal record or a criminal record relating solely to dealings with an automobile manufacturer, distributor or dealership acquires securities having 5% or more of the voting power of Sonic's securities or (3) any individual or entity acquires securities having 20% or more of the voting power of Sonic's securities and Honda reasonably deems such acquisition to be detrimental to Honda's interests in any material respect.

     . Ford may cause us to sell or resign from one or more of our Ford, Lincoln or Mercury franchises if any person or entity (other than O. Bruton Smith and any entity controlled by him) acquires or has a binding agreement to acquire securities having 50% or more of the voting power of Sonic's securities.

     . GM and Infiniti may force the sale of their respective franchises if 20% of more of Sonic's voting securities are similarly acquired.

     . Toyota may force the sale of one or more of Sonic's Toyota or Lexus dealerships if (1) an automobile manufacturer or distributor acquires securities, or the right to vote securities by proxy or voting agreement, having more than 5% of the voting power of Sonic's securities, (2) any individual or entity acquires securities, or the right to vote securities by proxy or voting agreement, having more than 20% of the voting power of Sonic's securities, (3) there is a material change in the composition of Sonic's Board of Directors that Toyota reasonably concludes will be materially incompatible with Toyota's interests or will have an adverse effect on Toyota's reputation or brands in the marketplace or the performance of Sonic or its Toyota and Lexus dealerships, (4) there occurs an extraordinary transaction whereby Sonic's shareholders immediately prior to such transaction own in the aggregate securities having less than a majority of the voting power of Sonic or the successor entity, or (5) any individual or entity acquires control of Sonic, Sonic Financial Corporation or any Toyota or Lexus dealership owned by Sonic.

     . Chrysler requires prior approval of any future sales that would result in a change in voting or managerial control of Sonic.

     . Mercedes requires 60 days advance notice to approve any acquisition of 20% or more of Sonic's voting securities.

     . Volkswagen has approved the sale of no more than 25% of the voting control of Sonic, and any future changes in ownership or transfers among Sonic's current stockholders that could affect the voting or managerial control of Sonic's Volkswagen franchise subsidiaries requires the prior approval of Volkswagen.

Other manufacturers may impose similar or more limiting restrictions.

     Our lending arrangements also require that holders of Sonic's Class B common stock maintain voting control over Sonic. We are unable to prevent our stockholders from transferring shares of our common stock, including transfers by holders of the Class B common stock. If such transfer results in a change in control of Sonic, it could result in the termination or non-renewal of one or more of our franchise agreements and a default under our credit arrangements. Moreover, these issuance limitations may impede our ability to raise capital through additional equity offerings or to issue our stock as consideration for future acquisitions.

Manufacturers' restrictions on acquisitions could limit our future growth.

     We are required to obtain the consent of the applicable manufacturer before the acquisition of any additional dealership franchises. We cannot assure you that manufacturers will grant such approvals, although the denial of such approval may be subject to certain state franchise laws. Jaguar declined to consent to our proposed 1997 acquisitions of franchises associated with dealerships in Chattanooga, Tennessee and Greenville, South Carolina, and we subsequently agreed with Jaguar not to acquire any Jaguar franchise before August 3, 2001.

     Obtaining manufacturer consent for acquisitions could also take a significant amount of time. Obtaining manufacturer approval for our completed acquisitions has taken approximately three to five months. We believe that manufacturer approvals of subsequent acquisitions from manufacturers with which we have previously completed applications and agreements may take less time, although we cannot provide you with assurances to that effect. In addition, under an applicable franchise agreement or under state law, a manufacturer may have a right of first refusal to acquire a dealership in the event we seek to acquire that dealership franchise.

     If we experience delays in obtaining, or fail to obtain, manufacturer approvals for dealership acquisitions, our growth strategy could be materially adversely affected. In determining whether to approve an acquisition, the manufacturers may consider many factors, including:

     .  our management's moral character;

     .  the business experience of the post-acquisition dealership management;

     .  our financial condition;

     .  our ownership structure; and

     .  manufacturer-determined consumer satisfaction index (CSI) scores.

     In addition, a manufacturer may seek to limit the number of its dealerships that we may own, our national market share of that manufacturer's products or the number of dealerships we may own in a particular geographic area. These restrictions may not be enforceable under state franchise laws.

     . Our framework agreement with Ford places the following restrictions on our ability to acquire Ford or Lincoln Mercury dealerships:

        . We may not acquire additional Ford or Lincoln Mercury dealerships unless we continue to satisfy Ford's requirement that 80% of our Ford dealerships meet Ford's performance criteria. Beyond that, we may not make an acquisition that would result in our owning Ford or Lincoln Mercury dealerships with sales exceeding 5% of the total Ford or total Lincoln Mercury retail sales of new vehicles in the United States for the preceding calendar year.

        . We may not acquire additional Ford or Lincoln Mercury dealerships in a particular state if such an acquisition would result in our owning Ford or Lincoln Mercury dealerships with sales exceeding 5% of the total Ford or total Lincoln Mercury retail sales of new vehicles in that state for the preceding calendar year.

        . We may not acquire additional Ford dealerships in a Ford-defined market area if such an acquisition would result in our owning more than one Ford dealership in a market having a total of three or less Ford dealerships or owning more than 25% of the Ford dealerships in a market having a total of four or more Ford dealerships. An identical market area restriction applies for Lincoln Mercury dealerships.

     . In December 2000, Toyota and Sonic entered into a new framework agreement that limits the number of Toyota and Lexus dealerships that we may own on a national level, in each Toyota-defined geographic region or distributor area, and in each Toyota or Lexus-defined metropolitan market. Nationally, the limitations on Toyota dealerships owned by us are for specified time periods and are based on specified percentages of total Toyota unit sales in the United States. In Toyota-defined geographic regions or distributor areas, the limitations on Toyota dealerships owned by us are specified by the applicable Toyota regional limitations policy or distributor's policy in effect at such time. In Toyota-defined metropolitan markets, the limitations on Toyota dealerships owned by us are based on Toyota's metro markets limitation policy then in effect, which currently provides a limitation based on the total number of Toyota dealerships in the particular market. For Lexus, we may own no more than one Lexus dealership in any one Lexus-defined metropolitan market and no more than three Lexus dealerships nationally.

     . Our framework agreement with Honda limits the number of Honda and Acura dealerships that we may own on a national level, in each Honda and Acura-defined geographic zone, and in each Honda-defined metropolitan market. Nationally, the limitations on Honda dealerships owned by us are based on specified percentages of total Honda unit sales in the United States. In Honda-defined geographic zones, the limitations on Honda dealerships owned by us are based on specified percentages of total Honda unit sales in each of 10 Honda-defined geographic zones. In Honda-defined metropolitan markets, the limitations on Honda dealerships owned by us are specified numbers of dealerships in each market, which numerical limits vary based mainly on the total number of Honda dealerships in a particular market. For Acura, we may own no more than (1) two Acura dealerships in a Honda-defined metropolitan market, (2) three Acura dealerships in any one of six Honda-defined geographic zones and (3) five Acura dealerships nationally.

     . Mercedes restricts any company from owning Mercedes dealerships with sales of more than 3% of total sales of Mercedes vehicles in the U.S. during the previous calendar year.

     . GM currently limits the maximum number of GM dealerships that we may acquire to 50% of the GM dealerships, by brand line, in a GM-defined geographic market area having multiple GM dealers.

     . Subaru limits us to no more than two Subaru dealerships within certain designated market areas, four Subaru dealerships within its Mid-America region and 12 dealerships within Subaru's entire area of distribution.

     . BMW currently prohibits publicly held companies from owning BMW dealerships representing more than 10% of all BMW sales in the U.S. or more than 50% of BMW dealerships in a given metropolitan market.

     . Toyota, Honda and Mercedes also prohibit the coupling of a franchise with any other brand without their consent.

     .    Honda also prohibits ownership of contiguous dealerships.

     As a condition to granting their consent to our acquisitions, a number of manufacturers required additional restrictions. These agreements principally restrict:

     . material changes in our company or extraordinary corporate transactions such as a merger, sale of a material amount of assets or change in our board of directors or management that could have a material adverse effect on the manufacturer's image or reputation or could be materially incompatible with the manufacturer's interests;

     . the removal of a dealership general manager without the consent of the manufacturer; and

     . the use of dealership facilities to sell or service new vehicles of other manufacturers.

     In addition, manufacturer consent to our acquisitions may impose conditions, such as requiring facilities improvements by us at the acquired dealership.

     If we are unable to comply with these restrictions, we generally:

          . must sell the assets of the dealerships to the manufacturer or to a third party acceptable to the manufacturer; or

          .  terminate the dealership agreements with the manufacturer.

     Other manufacturers may impose other and more stringent restrictions in connection with future acquisitions.

As of March 31, 2001, we owned the following number of franchises for the following manufacturers:

                  Number of                         Number of
Manufacturer      Franchises     Manufacturer       Franchises
------------      ----------     -----------        ----------

Ford                  13         Lexus                  4
Chevrolet             11         Lincoln                4
Honda                 11         Mercedes               4
BMW                   10         Hyundai                3
Cadillac              10         Isuzu                  3
Nissan                10         Kia                    3
Toyota                 9         Mitsubishi             3
Dodge                  8         Audi                   2
Volvo                  8         GMC                    2
Chrysler               7         Infiniti               2
Jeep                   7         Pontiac                2
Oldsmobile             7         Porsche                2
Plymouth               7         Acura                  1
Mercury                5         Land Rover             1
Volkswagen             5         Subaru                 1

Our failure to meet a manufacturer's consumer satisfaction requirements may adversely affect our ability to acquire new dealerships and our profitability.

     Many manufacturers attempt to measure customers' satisfaction with their sales and warranty service experiences through systems which vary from manufacturer to manufacturer, but which are generally known as "CSI." These manufacturers may use a dealership's CSI scores as a factor in evaluating applications for additional dealership acquisitions. The components of CSI have been modified by various manufacturers from time to time in the past, and we cannot assure you that these components will not be further modified or replaced by different systems in the future. To date, we have not been materially adversely affected by these standards and have not been denied approval of any acquisition based on low CSI scores, except for Jaguar's refusal to approve our acquisition of a Chattanooga Jaguar franchise in 1997. However, we cannot assure you that we will be able to comply with these standards in the future. A manufacturer may refuse to consent to an acquisition of one of its franchises if it determines our dealerships do not comply with the manufacturer's CSI standards. This could materially adversely affect our acquisition strategy. In addition, we receive payments from the manufacturers based, in part, on CSI scores, which could be materially adversely affected if our CSI scores decline.

There are limitations on our financial resources available for acquisitions.

     We intend to finance our acquisitions with cash generated from operations, through issuances of our stock or debt securities and through borrowings under credit arrangements.

     . We cannot assure you that we will be able to obtain additional financing by issuing stock or debt securities.

     . Using cash to complete acquisitions could substantially limit our operating or financial flexibility.

     If we are unable to obtain financing on acceptable terms, we may be required to reduce the scope of our presently anticipated expansion, which could materially adversely affect our growth strategy.

     We estimate that as of March 31, 2001, we had approximately $60.1 million available for additional borrowings under the Revolving Facility, based on a borrowing base calculated on the basis of our receivables, inventory and equipment and a pledge of certain additional collateral by an affiliate of Sonic (which borrowing base was $433.0 million of the $500.0 million facility at March 31, 2001).

     In addition, we are dependent to a significant extent on our ability to finance our inventory. Automotive retail inventory financing involves significant sums of money in the form of "floor plan financing." Floor plan financing is how a dealership finances its purchase of new vehicles from a manufacturer. The dealership borrows money to buy a particular vehicle from the manufacturer and pays off the loan when it sells that particular vehicle, paying interest during this period. We must obtain new floor plan financing or obtain consents to assume such financing in connection with our acquisition of dealerships.

     Substantially all the assets of our dealerships are pledged to secure this floor plan indebtedness. In addition, substantially all the real property and assets of our subsidiaries that are constructing new dealerships are pledged under our Mortgage Facility with Ford Motor Credit. These pledges may impede our ability to borrow from other sources.

     Finally, because Ford Motor Credit is associated with Ford, any deterioration of our relationship with one could adversely affect our relationship with the other. The same is true of our relationships with Chrysler and Chrysler Financial, GM and GMAC, and Toyota and Toyota Credit.

Although our officers and directors have previously facilitated our acquisition financing, we cannot assure you that these individuals will be willing or able to assist in our financing needs in the future.

     O. Bruton Smith, our Chief Executive Officer and Chairman of the Board, previously guaranteed our credit facilities and other financing arrangements to facilitate our acquisitions. Mr. Smith may be unwilling to make any such commitments in the future if such commitments are needed.

     Mr. Smith initially guaranteed obligations under the Revolving Facility. Such obligations were further secured with a pledge of shares of common stock of Speedway Motorsports, Inc. ("SMI") owned by Sonic Financial Corporation, a corporation controlled by Mr. Smith ("SFC"), having an estimated value at the time of pledge of approximately $50.0 million (the "Revolving Pledge"). When the Revolving Facility's borrowing limit was increased to $75.0 million in 1997, Mr. Smith's personal guarantee of Sonic's obligations under the Revolving Facility was released, although the Revolving Pledge remained in place. Mr. Smith was also required by Ford Motor Credit to lend $5.5 million (the "Subordinated Smith Loan") to Sonic to increase our capitalization because the net proceeds from our November 1997 initial public offering were significantly less than expected. In August 1998, Ford Motor Credit released the Revolving Pledge. In November 1999, Ford Motor Credit further increased the borrowing limit under the Revolving Facility to $350.0 million subject to a borrowing base calculated on the basis of our receivables, inventory and equipment and a continuing pledge by SFC of five million shares of SMI common stock. Presently, the borrowing limit of the Revolving Facility is $600.0 million, subject to a similar borrowing base, including SFC's continuing pledge of SMI stock. See "Recent Developments."

     Before our acquisition of FirstAmerica Automotive, Inc., Mr. Smith guaranteed the obligations of FirstAmerica under FirstAmerica's new acquisition line of credit with Ford Motor Credit. FirstAmerica obtained this new financing to enable it to complete its then pending acquisitions. The borrowing limit on this credit facility was approximately $138 million. Mr. Smith had guaranteed approximately $107 million of this amount, which guarantee was secured by a pledge of 5.0 million shares of SMI common stock owned by SFC. We assumed FirstAmerica's obligations to Ford Motor Credit under our Revolving Facility when we acquired FirstAmerica. Mr. Smith's secured guarantee in favor of Ford Motor Credit guaranteed a portion of our obligations under the Revolving Facility until August 2000. After August 2000, Mr. Smith did not provide a guarantee in favor of the Revolving Facility lenders, but SFC continues to pledge SMI stock as collateral. We cannot assure you that Mr. Smith will be willing or able to provide similar guarantees or credit support in the future to facilitate Sonic's future acquisitions.

Automobile retailing is a mature industry with limited growth potential in new vehicle sales, and our acquisition strategy will affect our revenues and earnings.

     The United States automobile dealership industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. As a consequence, growth in our revenues and earnings is likely to be significantly affected by our success in acquiring and integrating dealerships and the pace and size of such acquisitions.

High competition in automobile retailing reduces our profit margins on vehicle sales. Further, the use of the Internet in the car purchasing process could materially adversely affect us.

     Automobile retailing is a highly competitive business with approximately 21,600 franchised automobile dealerships in the United States at the end of 2000. Our competition includes:

     . Franchised automobile dealerships selling the same or similar makes of new and used vehicles that we offer in our markets and sometimes at lower prices than we offer. Some of these dealer competitors may be larger and have greater financial and marketing resources than we do;

     .    Other franchised dealers;

     .    Private market buyers and sellers of used vehicles;

     .    Used vehicle dealers;

     . Internet-based vehicle brokers that sell vehicles obtained from franchised dealers directly to consumers;

     .    Service center chain stores; and

     .    Independent service and repair shops.

     Our financing and insurance ("F&I") business and other related businesses, which provide higher contributions to our earnings than sales of new and used vehicles, are subject to strong competition from various financial institutions and other third parties. This competition is increasing as these products are now being marketed and sold over the Internet.

     Gross profit margins on sales of new vehicles have been generally declining since 1986. We do not have any cost advantage in purchasing new vehicles from manufacturers, due to economies of scale or otherwise. We typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell new vehicles. The following factors could have a significant impact on our business:

     . The Internet has become a significant part of the sales process in our industry. Customers are using the Internet to compare pricing for cars and related F&I services, which may further reduce margins for new and used cars and profits for related F&I services. In addition, CarsDirect.com and others are selling vehicles over the Internet without the benefit of having a dealership franchise, although they must currently source their vehicles from a franchised dealer. CarsDirect.com is in an alliance with United Auto Group to facilitate their sourcing of vehicles. Also, AutoNation is selling vehicles for its new car dealerships through its AutoNationDirect.com web site. If Internet new vehicle sales are allowed to be conducted without the involvement of franchised dealers, our business could be materially adversely affected. In addition, other franchise groups have aligned themselves with Internet car sellers or are spending significant sums on developing their own Internet capabilities, which could materially adversely affect our business.

     . Our revenues and profitability could be materially adversely affected should manufacturers decide to enter the retail market directly.

     . The increased popularity of short-term vehicle leasing also has resulted, as these leases expire, in a large increase in the number of late model vehicles available in the market, which puts added pressure on new and used vehicle margins.

     . Some of our competitors may be capable of operating on smaller gross margins than we are, and the on-line auto brokers have been operating at a loss.

     . As we seek to acquire dealerships in new markets, we may face increasingly significant competition as we strive to gain market share through acquisitions or otherwise. This competition includes other large dealer groups and dealer groups that have publicly traded equity.

     Our franchise agreements do not grant us the exclusive right to sell a manufacturer's product within a given geographic area. Our revenues or profitability could be materially adversely affected if any of our manufacturers award franchises to others in the same markets where we operate, although certain state franchise laws may limit such activities by the manufacturers. A similar adverse effect could occur if existing competing franchised dealers increase their market share in our markets. Our gross margins may decline over time as we expand into markets where we do not have a leading position. These and other competitive pressures could materially adversely affect our results of operations.

The cyclical and local nature of automobile sales may adversely affect our profitability.

     The automobile industry is cyclical and historically has experienced periodic downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions and consumer confidence, the level of discretionary personal income, interest rates and credit availability. For example, recent interest rate increases and other factors have impacted the market and have reduced the seasonally adjusted annualized selling rate of new cars since the beginning of the year.

     Future recessions may have a material adverse effect on our business. In addition, significant changes in interest rates may significantly impact our car sales since many car buyers finance their purchases. Furthermore, higher gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury/SUV models (which typically provide high profit margins to retailers) to smaller, more economical vehicles (which typically have lower margins).

     Local economic, competitive and other conditions also affect the performance of dealerships. Our dealerships currently are located in the Atlanta, Baltimore, Birmingham, Charleston, Charlotte, Chattanooga, Columbia, Columbus, Dallas, Daytona Beach, Fort Myers, Greenville/Spartanburg, Houston, Las Vegas, Los Angeles, Mobile/Pensacola, Montgomery, Nashville, San Diego, San Francisco, San Jose/Silicon Valley, Tampa/Clearwater, Tulsa and Washington, D.C. markets. We intend to pursue acquisitions outside of these markets, but our operational focus is on our current markets. As a result, our results of operations depend substantially on general economic conditions and consumer spending habits in the Southeast and Northern California and, to a lesser extent, the Houston and Columbus markets. Sales in our Northern California market represented 16.3% of our sales for the three months ended March 31, 2001. Our results of operations also depend on other factors, such as tax rates and state and local regulations specific to the states in which we currently operate. Sonic may not be able to expand geographically and any such expansion may not adequately insulate it from the adverse effects of local or regional economic conditions.

We can offer you no assurances that we will be able to continue executing our acquisition strategy without the costs of future acquisitions escalating.

     Although there are many potential acquisition candidates that fit our acquisition criteria, we cannot assure you that we will be able to consummate any such transactions in the future or identify those candidates that would result in the most successful combinations, or that future acquisitions will be able to be consummated at acceptable prices and terms. In addition, increased competition for acquisition candidates could result in fewer acquisition opportunities for us and higher acquisition prices. The magnitude, timing, pricing and nature of future acquisitions will depend upon various factors, including:

     .    the availability of suitable acquisition candidates;

     .    competition with other dealer groups for suitable acquisitions;

     .    the negotiation of acceptable terms;

     .    our financial capabilities;

     .    our stock price;

     . the availability of skilled employees to manage the acquired companies; and

          .    general economic and business conditions.

     We may be required to file applications and obtain clearances under applicable federal antitrust laws before completing an acquisition. These regulatory requirements may restrict or delay our acquisitions, and may increase the cost of completing acquisitions.

     The operating condition of acquired businesses cannot be determined accurately until we assume control.

     Although we conduct what we believe to be a prudent level of investigation regarding the operating condition of the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual operating condition of these businesses. Until we actually assume operating control of such business assets, we may not be able to ascertain the actual value of the acquired entity.

Additional shares eligible for future sale could have an adverse effect on the market price of our Class A common stock.

     The market price of our Class A common stock could be adversely affected by the availability for public sale of up to 20,612,616 shares held or issuable on July 26, 2001, including:

           Number of Shares of
          Class A Common Stock        Manner of Holding and/or Issuance
          --------------------        ----------------------------------

              12,029,375 (1)          Issuable on conversion of 12,029,375
                                      shares of our Class B common stock owned by existing stockholders of Sonic. These shares of Class A common stock are subject to certain piggyback registration rights

                   4,000 (1)          Issuable on exercise of warrants issued in
                                      our business acquisitions.

               3,231,918              Issued in our business acquisitions and
                                      currently registered for sale under the
                                      Securities Act pursuant to a shelf
                                      registration.

               4,681,243              Issuable on exercise of options granted
                                      under our 1997 Stock Option Plan. All such shares are registered for sale under the Securities Act.

                 310,306 Issuable on exercise of options granted under our employee stock purchase plans. All such shares are registered for sale under the Securities Act.

                 205,774 Issuable on exercise of options granted under our Amended and Restated FirstAmerica Automotive 1997 Stock Option Plan. All such shares are registered for sale under the Securities Act.


                 150,000 Issuable on exercise of options granted under our Directors Formula Stock Option Plan. All such shares are registered for sale under the Securities Act.


 (1) All such shares are "restricted securities" as defined in Rule 144 under the Securities Act and may be resold in compliance with Rule 144.

     We intend in our business acquisitions to issue additional shares of equity securities that may have registration rights as well as be eligible for resale under Rule 144. The resale of substantial amounts of Class A common stock, or the perception that such resales may occur, could materially and adversely affect the prevailing market prices for the Class A common stock and our ability to raise equity capital in the future.

Potential conflicts of interest between Sonic and its officers could adversely affect our future performance.

     O. Bruton Smith serves as the chairman and chief executive officer of Speedway Motorsports, Inc. ("SMI"). Accordingly, Sonic competes with SMI for the management time of Mr. Smith. Under his employment agreement with Sonic, Mr. Smith is required to devote approximately 50% of his business time to our business. The remainder of his business time may be devoted to other entities, including SMI.

     Sonic has in the past and will likely in the future enter into transactions with Mr. Smith, entities controlled by Mr. Smith or other affiliates of Sonic. We believe that all of our existing arrangements with affiliates are as favorable to us as if the arrangements were negotiated between unaffiliated parties, although the majority of such transactions have neither been independently verified in that regard nor are likely to be so verified in the future. Potential conflicts of interest could arise in the future between Sonic and its officers or directors in the enforcement, amendment or termination of arrangements existing between them.

     Under Delaware law generally, a corporate insider is precluded from acting on a business opportunity in his individual capacity if that opportunity is

     (1)  one which the corporation is financially able to undertake,
     (2)  is in the line of the corporation's business,
     (3)  is of practical advantage to the corporation, and
     (4) is one in which the corporation has an interest or reasonable expectancy.

     Accordingly, our corporate insiders are generally prohibited from engaging in new dealership-related business opportunities outside of Sonic unless a majority of Sonic's disinterested directors decide that such opportunities are not in our best interest.

     Our charter contains provisions providing that transactions between Sonic and its affiliates must be no less favorable to Sonic than would be available in similar transactions with an unrelated third party. Moreover, any such transactions involving aggregate payments in excess of $500,000 must be approved by a majority of Sonic's directors and a majority of Sonic's independent directors. If not so approved, Sonic must obtain an opinion as to the financial fairness of the transaction to be issued by an investment banking or appraisal firm of national standing. In addition, the terms of the Revolving Facility and Sonic's existing senior subordinated notes restrict transactions with affiliates in a manner similar to Sonic's charter restrictions.

Lack of majority of independent directors could result in conflicts between us and our management and majority stockholders that may reduce our future performance.

     Independent directors do not constitute a majority of our board, and our board may not have a majority of independent directors in the future. Without a majority of independent directors, Sonic's executive officers, principal stockholders and directors could establish policies and enter into transactions without independent review and approval, subject to certain restrictions under our charter. These policies and transactions could present the potential for a conflict of interest between Sonic and its minority stockholders and the controlling officers, stockholders or directors.

The loss of key personnel and limited management and personnel resources could adversely affect our operations and growth.

     Our success depends to a significant degree upon the continued contributions of Sonic's management team, particularly its senior management, and service and sales personnel. additionally, manufacturer franchise agreements may require the prior approval of the applicable manufacturer before any change is made in franchise general managers. We do not have employment agreements with most of our dealership managers and other key dealership personnel. Consequently, the loss of the services of one or more of these key employees could have a material adverse effect on our results of operations.

     In addition, as we expand we may need to hire additional managers. The market for qualified employees in the industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive and may subject us to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers could have a material adverse effect on our results of operations. In addition, the lack of qualified management or employees employed by potential acquisition candidates may limit our ability to consummate future acquisitions.

Seasonality of the automotive retail business adversely affects first quarter revenues.

         Our business is seasonal, with a disproportionate amount of revenues received generally in the second, third and fourth fiscal quarters.

Import product restrictions and foreign trade risks may impair our ability to sell foreign vehicles profitably.

         Some of the vehicles and major components of vehicles we sell are manufactured in foreign countries. Accordingly, we are subject to the import and export restrictions of various jurisdictions and are dependent to some extent upon general economic conditions in, and political relations with, a number of foreign countries, particularly Germany, Japan and Sweden. Fluctuations in currency exchange rates may also adversely affect our sales of vehicles produced by foreign manufacturers. Imports into the United States may also be adversely affected by increased transportation costs and tariffs, quotas or duties.

Governmental regulation and environmental regulation compliance costs may adversely affect our profitability.

         We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements and consumer protection laws. The violation of these laws and regulations can result in civil and criminal penalties against us or in a cease and desist order against our operations if we are not in compliance. Our future acquisitions may also be subject to regulation, including antitrust reviews. We believe that we comply in all material respects with all laws and regulations applicable to our business, but future regulations may be more stringent and require us to incur significant additional costs.

         Our facilities and operations are also subject to federal, state and local laws and regulations relating to environmental protection and human health and safety, including those governing wastewater discharges, air emissions, the operation and removal of underground and aboveground storage tanks, the use, storage, treatment, transportation, release, recycling and disposal of solid and hazardous materials and wastes and the cleanup of contaminated property or water. We may be required by these laws to pay the full amount of the costs of investigation and/or remediation of contaminated properties, even if we are not at fault for disposal of the materials or if such disposal was legal at the time. People who may be found liable under these laws and regulations include the present or former owner or operator of a contaminated property and companies that generated, transported, disposed of or arranged for the transportation or disposal of hazardous substances found at the property.

         Our past and present business operations are subject to environmental laws and regulations governing the use, storage, handling, recycling and disposal of hazardous or toxic substances such as new and waste motor oil, oil filters, transmission fluid, antifreeze, freon, new and waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. We are also subject to laws and regulations relating to underground storage tanks that exist or used to exist at many of our properties. Like many of our competitors, we have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations. In addition, soil and groundwater contamination exists at certain of our properties. We cannot assure you that our other properties have not been or will not become similarly contaminated. In addition, we could become subject to potentially material new or unforeseen environmental costs or liabilities because of our acquisitions.

         Environmental laws and regulations, including those governing air emissions and underground storage tanks, could require compliance with new or more stringent standards that are imposed in the future. We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist in the future. Consequently, we may be required to make substantial expenditures in the future.

Concentration of voting power and antitakeover provisions of our charter, Delaware law and our dealer agreements may reduce the likelihood of any potential change of control of Sonic.

         Sonic's common stock is divided into two classes with different voting rights. This dual class stock ownership allows the present holders of the Class B common stock to control Sonic. Holders of Class A common stock have one vote per share on all matters. Holders of Class B common stock have 10 votes per share on all matters, except that they have only one vote per share on any transaction proposed by the Board of Directors or a Class B common stockholder or otherwise benefiting the Class B common stockholders constituting a:

         (1)      "going private" transaction;

         (2)      disposition of substantially all of our assets;

         (3)      transfer resulting in a change in the nature of our business;
                  or

         (4) merger or consolidation in which current holders of common stock would own less than 50% of the common stock following such transaction.

         The holders of Class B common stock currently hold less than a majority of Sonic's outstanding common stock, but a majority of Sonic's voting power. This may prevent or discourage a change of control of Sonic even if such action were favored by holders of Class A common stock.

         Sonic's charter and bylaws make it more difficult for its stockholders to take corporate actions at stockholders' meetings. In addition, options under our 1997 Stock Option Plan become immediately exercisable on a change in control. Also, Delaware law makes it difficult for stockholders who have recently acquired a large interest in a company to consummate a business transaction with the company against its directors' wishes. Finally, restrictions imposed by our dealer agreements may impede or prevent any potential takeover bid. Generally, our franchise agreements allow the manufacturers the right to terminate the agreements upon a change of control of our company and impose restrictions upon the transferability of any significant percentage of our stock to any one person or entity who may be unqualified, as defined by the manufacturer, to own one of its dealerships. The inability of a person or entity to qualify with one or more of our manufacturers may prevent or seriously impede a potential takeover bid. These agreements, corporate documents and laws, as well as provisions of our lending arrangements creating an event of default on a change in control, may have the effect of delaying or preventing a change in control or preventing stockholders from realizing a premium on the sale of their shares upon an acquisition of Sonic.

Amortization of goodwill from acquisitions could change, resulting in significant reduction in earnings for future periods.

         Goodwill, net of accumulated amortization, represented approximately 37.4% of our total assets and 148.3% of our stockholders' equity as of December 31, 2000, and represented approximately 38.6% of our total assets and 151.8% of our stockholders' equity as of March 31, 2001. Goodwill arises when an acquiror pays more for a business than the fair value of the tangible and separately measurable intangible net assets. Accounting principles generally accepted in the United States of America require that this and all other intangible assets be amortized over the period benefited. We determined that the period benefited by all of the goodwill will be no less than 40 years. Accordingly, we amortize goodwill over a 40 year period. Earnings reported in periods immediately following the acquisition would be overstated if we attributed a 40 year benefit period to an intangible asset that should have had a shorter benefit period. In later years, we would be burdened by continuing charge against earnings without the associated benefit to income valued by management in arriving at the price paid for the businesses. Earnings in later years also could be significantly affected if management determined then that the remaining balance of goodwill was impaired. We periodically compare the carrying value of goodwill with anticipated undiscounted future cash flows from operations of the businesses we have acquired to evaluate the recoverability of goodwill. We have concluded that the anticipated future cash flows associated with intangible assets recognized in the acquisitions will continue indefinitely, and there is no persuasive evidence that any material portion will dissipate over a period shorter than 40 years. We will incur additional goodwill in our future acquisitions.

         The Financial Accounting Standards Board recently finalized new rules relating to the accounting for business combinations and intangible assets. One aspect of the new rules does not permit amortization of goodwill, but requires the carrying amount of goodwill to be reduced only if it was found to be impaired or was associated with assets to be sold or otherwise disposed. When the new rules become effective goodwill arising from acquisitions completed prior to the date of adoption would no longer be amortized, though reversal of goodwill amortization recognized in prior periods would not be permitted. These new rules are effective for all acquisitions we make after June 30, 2001. For any acquisitions made prior to June 30, 2001, the new rules will become effective on January 1, 2002.

                                USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares by the Selling Security Holders. The proceeds from all such sales will be retained by the Selling Security Holders.

                           SELLING SECURITY HOLDERS

         The following persons are currently our directors and/or executive officers, each of whom is eligible to sell pursuant to this Prospectus the number of shares of Class A common stock set forth opposite his name in the table below.


                                                                   Number of Shares                     Number of Shares of Class A
                                                                          of                             Common Stock Beneficially
                                                                    Class A Common                          Owned After Offering:
                                                                  Stock Beneficially    Number of           --------------------
                                                                    Owned Prior to        Shares
 Selling Security Holders                Title                         Offering          Offered(1)         Number        Percent
 -------------------------               -----                         --------          --------           ------        -------
O. Bruton Smith(2)             Chief Executive Officer and
                               Chairman                            11,607,900(3)(4)       550,000        11,057,900(4)       28.1%

Thomas A. Price(2)             Vice Chairman and Director           1,954,393(5)          350,300         1,804,393           6.4%

B. Scott Smith                 President, Chief Operating           1,414,167(6)(7)       529,750           977,750(7)        3.3%
                               Officer and Director

Theodore M. Wright             Chief Financial Officer, Vice
                               President and Treasurer and
                               Director                               399,851(8)          457,651             2,500             *

Jeffrey C. Rachor              Executive Vice President of
                               Retail Operations and Director         180,470(9)          279,770             1,000             *

Mark J. Iuppenlatz             Vice President of Corporate
                               Development                             50,300(10)          60,600            10,000             *

William R. Brooks              Director                                58,333(11)          75,000                 0             -

William P. Benton              Director                                52,500(12)          50,000             2,500             *

William I. Belk,               Director                                46,000(13)          35,000            11,000             *

H. Robert Heller               Director                                39,437(14)          26,447            16,000             *

*Less than one percent.


(1) The Number of Shares Offered includes shares issuable under all options granted pursuant to any Plan covered by this Prospectus, whether or not they are currently vested.
(2) The address for this stockholder is 5401 East Independence Boulevard, P.O. Box 18747, Charlotte, North Carolina 28212.
(3) Includes 550,000 shares issuable upon the exercise of options currently exercisable or exercisable within the 60 days after the date of this Prospectus.
(4) Includes 11,052,500 shares of Class A common stock issuable upon the conversion of 11,052, 500 shares of Class B common stock owned directly or indirectly.
(5) Includes 150,000 shares issuable upon the exercise of options currently exercisable or exercisable within the 60 days after the date of this Prospectus but does not include 200,300 shares issuable under options that will not be exercisable within 60 days of the date of this Prospectus.
(6) Includes 396,417 shares issuable upon the exercise of options currently exercisable or exercisable within the 60 days after the date of this Prospectus but does not include 93,333 shares issuable under options that will not be exercisable within 60 days of the date of this Prospectus.
(7) Includes 956,250 shares of Class A common stock issuable upon the conversion of 956, 250 shares of Class B common stock owned directly or indirectly.
(8) Includes 356,376 shares issuable upon the exercise of options currently exercisable or exercisable within the 60 days after the date of this Prospectus but does not include 60,300 shares issuable under options that will not be exercisable within 60 days of the date of this Prospectus.
(9) Includes 138,168 shares issuable upon the exercise of options currently exercisable or exercisable within the 60 days after the date of this Prospectus but does not include 100,300 shares issuable under options that will not be exercisable within 60 days of the date of this Prospectus.
(10) Includes 40,000 shares issuable upon the exercise of options currently exercisable or exercisable within the 60 days after the date of this Prospectus but does not include 20,300 shares issuable under options that will not be exercisable within 60 days of the date of this Prospectus.

(11) Includes 58,333 shares issuable upon the exercise of options currently exercisable or exercisable within the 60 days after the date of this Prospectus but does not include 16,667 shares issuable under options that will not be exercisable within 60 days of the date of this Prospectus.
(12) Includes 50,000 shares issuable upon the exercise of options currently exercisable or exercisable within the 60 days after the date of this Prospectus.
(13) Includes 30,000 shares issuable upon the exercise of options currently exercisable or exercisable within the 60 days after the date of this Prospectus.
(14) Includes 23,437 shares issuable upon the exercise of options currently exercisable or exercisable within the 60 days after the date of this Prospectus but does not include 3,010 shares issuable under options that will not be exercisable within 60 days of the date of this Prospectus.

                             PLAN OF DISTRIBUTION

         The selling stockholders may sell or distribute some or all of the shares being offered from time to time through dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in a variety of ways, including:

          . transactions (which may involve crosses and block transactions) on the New York stock Exchange or other exchanges on which the Class A common stock may be listed for trading;

          . privately negotiated transactions (including sales pursuant to pledges);

          .        in the over-the-counter market;

          .        in brokerage transactions; or

          .        in a combination of these types of transactions.

         These transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or other agents participating in these transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). These discounts, concessions or commissions as to a particular broker, dealer, or other agent might be in excess of those customary in the type of transaction involved. This prospectus also may be used, with our consent, by donees of the selling stockholders, or by other persons, including pledgees, acquiring the shares and who wish to offer and sell their shares under circumstances requiring or making desirable its use. To the extent required, we will file, during any period in which offers or sales are being made, one or more supplements to this prospectus to set forth the names of donees or pledgees of selling stockholders and any other material information with respect to the plan of distribution not previously disclosed.

         The selling stockholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholder and any other selling stockholder, broker, dealer or other agent relating to the sale or distribution of the shares currently being offered.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the shares being offered may not simultaneously engage in market activities with respect to the Class A common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the Class A common stock.

         We will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions, concessions and discounts of brokers, dealers or other agents. Each selling stockholder may indemnify any broker, dealer, or other agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We may agree to indemnify the selling stockholders and any such statutory "underwriters" and controlling persons of such "underwriters" against certain liabilities, including certain liabilities under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.

                              RECENT DEVELOPMENTS

     Revolving Facility. On June 20, 2001, we entered into a new revolving credit facility (the "2001 Revolving Facility") with Ford Motor Credit, Chrysler Financial and Toyota Motor Credit Corporation, as lenders, with a borrowing limit of $600 million, subject to a borrowing base calculated on the basis of our receivables, inventory and equipment and a pledge of five million shares of SMI common stock by SFC, an affiliate of ours controlled by Bruton Smith. The 2001 Revolving Facility replaced our existing revolving credit facility (the "2000 Revolving Facility") with Ford Motor Credit and Chrysler Financial, as lenders, with a borrowing limit of $500 million, subject to a similar borrowing base. The 2001 Revolving Facility bears interest at 2.50% above LIBOR as quoted in The Wall Street Journal and will mature on October 1, 2004 (but may be extended for a number of additional one year terms to be negotiated with Ford Motor Credit, Chrysler Financial and Toyota Credit). The other material terms of the 2001 Revolving Facility, including the collateral provided as security, our covenants and the default provisions are substantially similar to the 2000 Revolving Facility.

     Accounting Pronouncements. The Financial Accounting Standards Board recently finalized new rules relating to the accounting for business combinations and intangible assets. One aspect of the new rules does not permit amortization of goodwill but requires the carrying amount of goodwill to be reduced only if it is found to be impaired or is associated with assets to be sold or otherwise disposed. Under the new rules, goodwill arising from acquisitions completed prior to the date of adoption will no longer be amortized though reversal of goodwill amortized in prior periods will not be permitted. The new rules will be effective for all acquisitions we make after June 30, 2001. For any acquisitions made prior to June 30, 2001, the new rules will become effective January 1, 2002.

                         DESCRIPTION OF CAPITAL STOCK

   Sonic's authorized capital stock consists of (a) 100,000,000 shares of Class A common stock, $.01 par value, (b) 30,000,000 shares of Class B common stock, $.01 par value and (c) 3,000,000 shares of preferred stock, $.10 par value (of which 300,000 shares have been designated as Class A convertible preferred stock). As of July 26, 2001, Sonic had 28,450,155 outstanding shares of Class A common stock, 12,029,375 outstanding shares of Class B common stock and no outstanding shares of Class A convertible preferred stock.

   The following summary description of Sonic's capital stock does not purport to be complete and is qualified in its entirety by reference to Sonic's Amended and Restated Certificate of Incorporation (which was filed as an exhibit to Sonic's Registration Statement on Form S-1 (File No. 333-33295)), Sonic's amendment to its Amended and Restated Certificate of Incorporation (which is filed as an exhibit to the registration statement on Form S-3 (File No. 333-82615)), Sonic's Certificate of Designations relating to the Class A convertible preferred stock (which was filed as an exhibit to Sonic's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998) and to Delaware law. Reference is made to such exhibits and to Delaware law for a detailed description of the provisions thereof summarized below.

Preferred Stock

   Class A Convertible Preferred Stock

   Dividends. The preferred stock has no preferential dividends. Rather, holders of preferred stock are entitled to participate in dividends payable on the Class A common stock on an "as-if-converted" basis.

   Voting Rights. Each share of preferred stock entitles its holder to a number of votes equal to that number of shares of Class A common stock into which it could be converted as of the record date for the vote.

   Liquidation Rights. The preferred stock has a liquidation preference of $1,000 per share.

   Conversion Rights. Each share of preferred stock is convertible into shares of Class A common stock at the holder's option at specified conversion rates. After the second anniversary of the date of issuance, any shares of preferred stock that have not been converted are subject to mandatory conversion to Class A common stock at the option of Sonic. No fractional shares of Class A common stock will be issued upon conversion of any shares of preferred stock. Instead, Sonic will pay cash equal to the value of such fractional share.

   Generally, each share of preferred stock is convertible into that number of shares of Class A common stock that has an aggregate Market Price at the time of conversion equal to $1,000 (with certain adjustments for the Series II and Series III preferred stock). Conversion of Series II preferred stock is subject to certain adjustments that have the effect of limiting increases and decreases in the value of the Class A common stock receivable upon conversion by 10% of the original value of the shares of Series II preferred stock. Conversion of Series III preferred stock is subject to certain adjustments that have the effect of limiting increases in the value of Class A common stock receivable upon conversion by 10% of the original value of the shares of Series III preferred stock. "Market Price" is defined as the average closing price per share of Class A common stock on the New York Stock Exchange for the 20 trading days immediately preceding the date of conversion. If the Class A common stock is no longer listed on the New York Stock Exchange, then the Market Price will be determined on the basis of prices reported on the principal exchange on which the Class A common stock is listed, or if not so listed, prices furnished by NASDAQ. If the Class A common stock is not listed on an exchange or reported on by NASDAQ, then the Market Price will be determined by Sonic's board of directors.

   Before the first anniversary of the date of issuance of preferred stock, each holder of preferred stock is unable to convert without first giving Sonic 10 business days' notice and an opportunity to redeem such preferred stock at the then applicable redemption price.

   Redemption. The preferred stock is redeemable at Sonic's option at any time after the date of issuance. The redemption price for the Series I preferred stock is $1,000 per share. The redemption price for the Series II preferred stock and the Series III preferred stock is as follows: (a) prior to the second anniversary of the date of issuance, the redemption price is the greater of $1,000 per share or the aggregate Market Price of the Class A common stock into which it could be converted at the time of redemption, and (b) after the second anniversary of the date of issuance, the redemption price is the aggregate Market Price of the Class A common stock into which it could be converted at the time of redemption. There is no restriction on Sonic's ability to redeem the preferred stock while there is an arrearage in payment of dividends on such preferred stock.

   Undesignated Preferred Stock

   As of the date of this prospectus, no shares of preferred stock are outstanding. Our board of directors may authorize the issuance of preferred stock in one or more series from our undesignated preferred stock or our Class A convertible preferred stock and, with respect to presently undesignated preferred stock, may determine, with respect to any series, the designations, powers, preferences and rights of that series, and the qualifications, limitations and restrictions of that series, including:

   .  the designation of the series;

   . the number of shares of the series, which number may thereafter be increased or decreased by our board of directors (but not below the number of shares of that series then outstanding);

   . whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

   . the conditions under which and the dates upon which dividends will be payable, and the relation which those dividends will bear to the dividends payable on any other class or classes of stock;

   . the redemption rights and price or prices, if any, for shares of the series;

   . the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

   . the amounts payable on and the preferences of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

   . whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of that other class or series or that other security, the conversion price or prices or rate or rates, that adjustments to that price or those prices or that rate or those rates, the date or dates as of which those shares will be convertible and all other terms and conditions upon which the conversion may be made;

   . restrictions on the issuance of shares of the same series or of any other class or series; and

   .  the voting rights, if any, of the holders of shares of that series.

Common Stock

   Sonic's Class A common stock and Class B common stock are equal in all respects except for voting rights, conversion rights of the Class B common stock and as required by law, as discussed more fully below.

   Voting Rights; Conversion of Class B Common Stock to Class A Common Stock

   The voting powers, preferences and relative rights of the Class A common stock and the Class B common stock are subject to the following provisions. Holders of Class A common stock have one vote per share on all matters submitted to a vote of the stockholders of Sonic. Holders of Class B common stock are entitled to 10 votes per share except as described below. Holders of all classes of common stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except as otherwise required by Delaware law. There is no cumulative voting with respect to the election of directors.

   In the event any shares of Class B common stock held by a member of the Smith Group (as defined below) are transferred outside of the Smith Group, such shares will automatically be converted into shares of Class A common stock. In addition, if the total number of shares of common stock held by members of the Smith Group is less than 15% of the total number of shares of common stock outstanding, all of the outstanding shares of Class B common stock automatically will be reclassified as Class A common stock. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A common stock must be identical to that received by holders of Class B common stock, except that in any such transaction in which shares of common stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ between our classes of common stock.

   Notwithstanding the foregoing, the holders of Class A common stock and Class B common stock vote as a single class, with each share of each class entitled to one vote per share, with respect to any transaction proposed or approved by the board of directors of Sonic or proposed by or on behalf of holders of the Class B common stock or as to which any member of the Smith Group or any affiliate thereof has a material financial interest other than as a then existing stockholder of Sonic constituting a

   .  "going private" transaction,

   .  sale or other disposition of all or substantially all of Sonic's assets,

   . sale or transfer that would cause the nature of Sonic's business to be no longer primarily oriented toward automobile dealership operations and related activities, or merger or consolidation of Sonic in which the holders of the common stock will own less than 50% of the common stock following such transaction.

   A "going private" transaction is defined as any "Rule 13e-3 Transaction," as such term is defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934. An "affiliate" is defined as (a) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under common control with any member of the Smith Group, (b) any corporation or organization (other than Sonic or a majority-owned subsidiary of Sonic) of which any member of the Smith Group is an officer, partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities, or in which any member of the Smith Group has a substantial beneficial interest, (c) a voting trust or similar arrangement pursuant to which any member of the Smith Group generally controls the vote of the shares of common stock held by or subject to such trust or arrangement, (d) any other trust or estate in which any member of the Smith Group has a substantial beneficial interest or as to which any member of the Smith Group serves as trustee or in a similar fiduciary capacity or (e) any relative or spouse of any member of the Smith Group or any relative of such spouse, who has the same residence as any member of the Smith Group.

   As used in this prospectus, the term the "Smith Group" consists of the following persons:

   .  Mr. Smith and his guardian, conservator, committee, or attorney-in-fact;

   . William S. Egan and his guardian, conservator, committee, or attorney-in-fact;

   . each lineal descendant of Messrs. Smith and Egan (a "Descendant") and their respective guardians, conservators, committees or

   .  attorneys-in-fact; and

   .  each "Family Controlled Entity."

   The term "Family Controlled Entity" means (a) any not-for-profit corporation if at least 80% of its board of directors is composed of Mr. Smith, Mr. Egan and/or Descendants; (b) any other corporation if at least 80% of the value of its outstanding equity is owned by members of the Smith Group; (c) any partnership if at least 80% of the value of the partnership interests are owned by members of the Smith Group; and (d) any limited liability or similar company if at least 80% of the value of the company is owned by members of the Smith Group.

   Under Sonic's charter and Delaware law, the holders of Class A common stock and/or Class B common stock are each entitled to vote as a separate class, as applicable, with respect to any amendment to Sonic's Certificate that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or modify or change the powers, preferences or special rights of the shares of such class so as to affect such class adversely.

   Dividends

   Holders of the Class A common stock and the Class B common stock are entitled to receive ratably such dividends, if any, as are declared by our Board of Directors out of funds legally available for that purpose. An additional requirement is that dividends paid in shares of Class A common stock shall be paid only to holders of Class A common stock, and dividends paid in shares of Class B common stock shall be paid only to holders of Class B common stock. Sonic's charter provides that if there is any dividend, subdivision, combination or reclassification of either class of common stock, a proportionate dividend, subdivision, combination or reclassification of the other class of common stock must be made at the same time.

   Other Rights

   Stockholders of Sonic have no preemptive or other rights to subscribe for additional shares. In the event of the liquidation, dissolution or winding up of Sonic, holders of Class A common stock and Class B common stock are entitled to share ratably in all assets available for distribution to holders of common stock after payment in full of creditors. No shares of any class of common stock are subject to a redemption or a sinking fund.

Delaware Law, Certain Charter and Bylaw Provisions

   Certain provisions of Delaware Law and of Sonic's charter and bylaws, summarized in the following paragraphs, may be considered to have an antitakeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

   Delaware Antitakeover Law. Sonic is subject to the provisions of Delaware law, including Section 203. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (a) prior to such date, the Board of Directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder; or (b) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or (c) subsequent to such date, the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, Sonic to date has not made this election.

   Classified Board of Directors. Sonic's bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Classification of the Board of Directors expands the time required to change the composition of a majority of directors and may tend to discourage a takeover bid for Sonic. Moreover, under Delaware law, in the case of a corporation having a classified board of directors, the stockholders may remove a director only for cause. This provision, when coupled with the provision of the bylaws authorizing only the board of directors to fill vacant directorships, will preclude stockholders of Sonic from removing incumbent directors without cause, simultaneously gaining control of the Board of Directors by filing the vacancies with their own nominees.

   Special Meetings of Stockholders. Sonic's bylaws provide that special meetings of stockholders may be called only by the Chairman or by the Secretary or any Assistant Secretary at the request in writing of a majority of Sonic's Board of Directors. Sonic's bylaws also provide that no action required to be taken or that may be taken at any annual or special meeting of stockholders may be taken without a meeting; the powers of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. These provisions may make it more difficult for stockholders to take action opposed by the Board of Directors.

   Advance Notice Requirements for Stockholder Proposals and Director Nominations. Sonic's bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or a special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive office of Sonic, (a) in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of stockholders, not less than 60 days nor more than 90 days prior to such anniversary date, and, (b) in the case of an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, or in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. Our bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

   Conflict of Interest Procedures. Sonic's charter contains provisions providing that transactions between Sonic and its affiliates must be no less favorable to Sonic than would be available in transactions involving arms' length dealing with unrelated third parties. Moreover, any such transaction involving aggregate payments in excess of $500,000 must be approved by a majority of Sonic's directors and a majority of Sonic's independent directors. Otherwise, Sonic must obtain an opinion as to the financial fairness of the transactions to be issued by an investment banking or appraisal firm of national standing.

Limitation of Liability of Officers and Directors

   Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers' and directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

   Our certificate of incorporation limits the liability of our officers and directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability

   . for any breach of the officer's or director's duty of loyalty to us or our stockholders,

   . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

   . for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation law, or

   . for any transaction from which the officer or director derived an improper personal benefit.

   The inclusion of this provision in our certificate of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefited us and our stockholders.

   Both our certificate of incorporation and bylaws provide indemnification to our officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Sonic pursuant to the foregoing provisions, Sonic has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

   Our transfer agent and registrar of our Class A common stock is First Union National Bank.

                       CERTAIN MANUFACTURER RESTRICTIONS

   Under agreements between Sonic and certain manufacturers, Sonic has agreed to provide the statement provided below:

          No automobile manufacturer or distributor has been involved, directly or indirectly, in the preparation of this prospectus or in the offering being made hereby. No automobile manufacturer or distributor has been authorized to make any statements or representations in connection with the offering, and no automobile manufacturer or distributor has any responsibility for the accuracy or completeness of this prospectus or for the offering.

     Under Sonic's dealer agreement with General Motors, Sonic has agreed, among other things, to disclose the following provisions:

         Sonic will deliver to GM copies of all Schedules 13D and 13G, and all amendments thereto and terminations thereof, received by Sonic, within five days of receipt of such Schedules. If Sonic is aware of any ownership of its stock that should have been reported to it on Schedule 13D but that is not reported in a timely manner, it will promptly give GM written notice of such ownership, with any relevant information about the owner that Sonic possesses.

         If Sonic, through its board of directors or through shareholder action, proposes or if any person, entity or group sends Sonic a Schedule 13D, or any amendments thereto, disclosing (a) an agreement to acquire or the acquisition of aggregate ownership of more than 20% of the voting stock of Sonic and (b) Sonic, through its board of directors or through shareholder action, proposes or if any plans or proposals which relate to or would result in the following: (i) the acquisition by any person of more than 20% of the voting stock of Sonic other than for the purposes of ordinary passive investment; (ii) an extraordinary corporate transaction, such as a material merger, reorganization or liquidation, involving Sonic or a sale or transfer of a material amount of assets of Sonic and its subsidiaries;
     (iii) any change which, together with any changes made to the board of directors within the preceding year, would result in a change in control of the then current board of Sonic; or (iv) in the case of an entity that produces motor vehicles or controls or is controlled by or is under common control with an entity that either produces motor vehicles or is a motor vehicle franchiser, the acquisition by any person, entity or group of more than 20% of the voting stock of Sonic and any proposal by any such person, entity or group, through the Sonic board of directors or shareholders action, to change the board of directors of Sonic, then, if such actions in GM's business judgment could have a material or adverse effect on its image or reputation in the GM dealerships operated by Sonic or be materially incompatible with GM's interests (and upon notice of GM's reasons for such judgment), Sonic has agreed that it will take one of the remedial actions set forth in the next paragraph within 90 days of receiving such Schedule 13D or such amendment.

         If Sonic is obligated under the previous paragraph to take remedial action, it will (a) transfer to GM or its designee, and GM or its designee will acquire the assets, properties or business associated with any GM dealership operated by Sonic at fair market value as determined in accordance with GM's dealership agreement with Sonic, or (b) provide evidence to GM that such person, entity or group no longer has such threshold level of ownership interest in Sonic or that the actions described in clause (b) of the previous paragraph will not occur.

         Should Sonic or its GM franchisee subsidiary enter into an agreement to transfer the assets of the GM franchisee subsidiary to a third party, the right of first refusal described in the GM dealer agreement shall apply to any such transfer.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to Sonic's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Incorporation of Documents by Reference.
         ---------------------------------------

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this Registration Statement, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. Sonic Automotive, Inc. (the "Company," and sometimes referred to herein as the "Registrant") incorporates by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All documents subsequently filed by the Registrant pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

               (i) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 1-13395);

               (ii) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001;

               (iii)  Our Definitive Proxy Statement dated April 4, 2001; and

               (iv) The description of the Company's Class A Common Stock contained in the Company's Registration Statement on Form 8-A, as amended, filed with the Commission pursuant to
                      Section 12 of the Exchange Act.

Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or amended, to constitute a part of this Registration Statement.

Item 6.  Indemnification of Officers and Directors
         -----------------------------------------

         The Registrant's Bylaws effectively provide that the Registrant shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 145"), indemnify all persons whom it may indemnify pursuant thereto. In addition, the Registrant's Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 102(b)(7)").

         Section 145 permits a corporation to indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

         Section 102(b)(7) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

         The Company maintains insurance against liabilities under the Securities Act for the benefit of its officers and directors.

Item 8.  Exhibits
         --------

Exhibit
Number      Description
------      -----------

4.1* Sonic Automotive, Inc. 1997 Stock Option Plan Amended and Restated as of June 5, 2000 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the Commission on September 21, 2000 (File No. 333-46272)(the "Registration Statement"))

4.2* Form of Incentive Stock Option Agreement and Grant pursuant to the Sonic Automotive, Inc. 1997 Stock Option Plan Amended and Restated as of June 5, 2000 (incorporated by reference to Exhibit 4.2 to the Registration Statement)

4.3* Form of Nonstatutory Stock Option Agreement and Grant pursuant to the Sonic Automotive, Inc. 1997 Stock Option Plan Amended and Restated as of June 5, 2000 (incorporated by reference to Exhibit
            4.3 to the Registration Statement)

5.1* Opinion of Parker, Poe, Adams & Bernstein L.L.P. regarding the legality of securities registered (incorporated by reference to Exhibit 5.1 to the Registration Statement)

23.1        Consent of Deloitte & Touche LLP

23.2*       Consent of Parker, Poe, Adams & Bernstein L.L.P. (included in
            Exhibit 5.1 to the Registration Statement)

24* Power of Attorney (included on the signature page to the Registration Statement).

______________________
* Filed Previously.


Item 9.  Undertakings
         ------------

The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered), any deviation from the high or low end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or
Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) That, for the purposes for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on this 30/th/ day of July, 2001.

                                        SONIC AUTOMOTIVE, INC.


                                        By: /s/  Theodore M. Wright
                                            -----------------------------------
                                                 Theodore M. Wright
                                        Chief Financial Officer, Vice President
                                        and Treasurer (principal financial and
                                        accounting officer) and Director

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                               Title                                         Date

             *                          Chief Executive Officer                       July 30, 2001
----------------------------
      O. Bruton Smith                   (principal executive officer)
                                        Chairman and Director


             *                          Vice Chairman and Director                    July 30, 2001
----------------------------
      Thomas A. Price


             *                          President, Chief Operating                    July 30, 2001
----------------------------
      B. Scott Smith                    Officer and Director



/s/  Theodore M. Wright                 Chief Financial Officer,                      July 30, 2001
----------------------------
      Theodore M. Wright                Vice President and Treasurer
                                        (principal financial and accounting officer)
                                        and Director

             *                          Executive Vice President of Retail            July 30, 2001
----------------------------
      Jeffrey C. Rachor                 Operations and Director



             *                          Director                                      July 30, 2001
----------------------------
      William R. Brooks



             *                          Director                                      July 30, 2001
----------------------------
      William P. Benton



             *                          Director                                      July 30, 2001
----------------------------
     William I. Belk


             *                          Director                                      July 30, 2001
-----------------------------
      H. Robert Heller



* By: /s/ Theodore M. Wright                                                          July 30, 2001
      -------------------------
          Theodore M. Wright
          (Attorney-in-fact for
          each of the persons indicated)

                               INDEX TO EXHIBITS

Exhibit
Number      Description
------      -----------

4.1* Sonic Automotive, Inc. 1997 Stock Option Plan Amended and Restated as of June 5, 2000 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the Commission on September 21, 2000 (File No. 333-46272)(the "Registration Statement"))

4.2* Form of Incentive Stock Option Agreement and Grant pursuant to the Sonic Automotive, Inc. 1997 Stock Option Plan Amended and Restated as of June 5, 2000 (incorporated by reference to Exhibit 4.2 to the Registration Statement)

4.3* Form of Nonstatutory Stock Option Agreement and Grant pursuant to the Sonic Automotive, Inc. 1997 Stock Option Plan Amended and Restated as of June 5, 2000 (incorporated by reference to Exhibit
            4.3 to the Registration Statement)

5.1* Opinion of Parker, Poe, Adams & Bernstein L.L.P. regarding the legality of securities registered (incorporated by reference to Exhibit 5.1 to the Registration Statement)

23.1        Consent of Deloitte & Touche LLP

23.2*       Consent of Parker, Poe, Adams & Bernstein L.L.P. (included in
            Exhibit 5.1 to the Registration Statement)

24* Power of Attorney (included on the signature page to the Registration Statement).

______________________
* Filed Previously.